82-3321

Direct Line 852 2680 8805 Direct Fax 852 2680 8860

By Registered Post

Date: 6 October 2003

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Financ
Mail Shop 3-7, Washington D. C. 20549
U. S. A.


03032747

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Ongoing Connected Transactions

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/jc

dlw 10/23

CoSec\Correspondence\announcement distribution – profit warning

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

ONGOING CONNECTED TRANSACTIONS

The subsidiaries of the Company from time to time engage subsidiaries of Kerry Group to provide Logistics Services, Transportation and Distribution Services and services of similar nature. These transactions are and will be regarded as connected transactions for the Company under the Listing Rules. The Stock Exchange has granted to the Company a conditional waiver of compliance with the disclosure requirements as stipulated under Rule 14.25 of the Listing Rules in respect of the Transactions on each occasion they arise for a period of three financial years ending 31 December 2003, details of the Transactions and the waiver have been disclosed in the Company's announcement dated 1 November 2001.

The Directors, including the independent non-executive Directors, of the Company are of the view that the Transactions are and will be on normal commercial terms and fair and reasonable so far as the Company and the shareholders of the Company are concerned and in the interest of the Company and the shareholders of the Company as a whole. Accordingly, the Company applied for the conditional waiver from the Stock Exchange from complying with the disclosure requirements as stipulated under Rule 14.25 of the Listing Rules in respect of the Transactions on each occasion such requirements arise to be extended to the financial years ending 31 December 2004 and 2005.

ONGOING TRANSACTIONS

The subsidiaries of the Company from time to time engage subsidiaries of the Kerry Group to provide Logistics Services, Transportation and Distribution Services and services of similar nature. The following is a summary of these transactions. Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 38.10% of the Company's issued share capital as at 30 June 2003. Accordingly, companies of the Kerry Group are connected persons (as defined in the Listing Rules) and these transactions constituted connected transactions for the Company under the Listing Rules.

A. **Logistics Services**

(a) An agreement dated 3 November 2001 made between SCMP Book Publishing and Kerry Logistics whereby SCMP Book Publishing engages Kerry Logistics to provide Logistics Services for a period of one year from 19 October 2001 to 18 October 2002. Pursuant to two agreements of extension dated 5 October 2002 and 30 December 2002 respectively, both parties have agreed to extend the term of the agreement for approximately two and half months to 31 December 2002 and subsequently for a further period of two months to 28 February 2003 under the same terms and conditions. SCMP Book Publishing and Kerry Logistics entered into a new agreement dated 25 March 2003 whereby both parties agree to continue the Logistics Services for a further term of one year from 1 March 2003 to 29 February 2004. The service fee shall be based on the logistic services provided. It is envisaged that the arrangement will be continued after 29 February 2004 and the agreement may be extended for a further term to be agreed by both parties depends on the then prevailing business needs. The service fee will be based on the services provided by reference to the then prevailing market conditions.

(b) An agreement dated 16 September 2002 made between SCMP Retailing and Kerry Logistics whereby SCMP Retailing engages Kerry Logistics to provide Logistics Services for a period of one year from 1 October 2002 to 30 September 2003. Pursuant to an agreement of extension dated 29 September 2003, both parties have agreed to extend the term of the agreement for one month to 31 October 2003 under the same terms and conditions. The service fee shall be based on the logistic services provided. It is envisaged that the arrangement will be continued after 31 October 2003 and the agreement may be extended for a further term to be agreed by both parties depends on the then prevailing business needs. The service fee will be based on the services provided and number of outlets by reference to the then prevailing market conditions.

The aggregate amount of service fee of the above transactions paid for the financial year ended 31 December 2002 amounted to HK$933,000, which represents 0.0158% of the book value of the Company's NTA as disclosed in the latest published audited accounts of the Company made up to 31 December 2002.

The estimated aggregate amount of service fee of the above transactions payable for the financial year ending 31 December 2003 will be approximately HK$2,419,000, which represents 0.0408% of the book value of the Company's NTA as disclosed in the latest published audited accounts of the Company made up to 31 December 2002.

B. **Transportation and Distribution Services**

(a) An agreement dated 15 August 2001 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide Transportation and Distribution Services to SCMP Publishers for a term of one year from 15 August 2001 to 14 August 2002. Pursuant to an agreement dated 19 August 2002, both parties have agreed to continue the Transportation and Distribution Services for a further term of one year from 15 August 2002 to 14 August 2003. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 April 2003 and the Transportation and Distribution Services are being provided to SCMP Publishers under new agreements mentioned below.

(b) An agreement dated 19 August 2002 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide daily newspaper pre-delivery services for a term of two years from 31 May 2002 to 30 May 2004. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 April 2003 and the services are being provided to SCMP Publishers under new agreements mentioned below.

(c) An agreement dated 27 February 2003 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide delivery services of newspapers to schools on Hong Kong Island and Kowloon for a term of two years from 1 April 2003 to 31 March 2005. The service fee shall be based on the newspaper delivery services provided and delivery locations of the schools.

(d) An agreement dated 27 February 2003 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide delivery services of newspapers to schools in the New Territories, Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. The service fee shall be based on the newspaper delivery services provided and delivery locations of the schools.

(e) An agreement dated 27 March 2003 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide delivery services of newspapers to SCMP Publishers' designated clients in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. The service fee shall be based on the newspaper delivery services provided.

(f) An agreement dated 29 March 2003 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide delivery services of newspapers to SCMP Publishers' distributors in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. The service fee shall be based on the newspaper delivery services provided.

(g) An agreement dated 31 March 2003 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide delivery and collection services of documents to and from SCMP Publishers' designated offices in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. The service fee shall be based on the document delivery and collection services provided.

(h) An agreement dated 31 March 2003 made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engages Kerry Distribution to provide pre-delivery services at the loading bay situated on the ground floor of Morning Post Centre in Tai Po, New Territories, Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. The service fee shall be based on the pre-delivery services provided.

As noted from the above, the transactions described under item B(a) and B(b) had terminated and the remaining are ongoing.

The aggregate amount of service fee of the above transactions paid for the financial year ended 31 December 2002 amounted to HK$7,071,000, which represents 0.1194% of the book value of the Company's NTA as disclosed in the latest published audited accounts of the Company made up to 31 December 2002.

The estimated aggregate amount of service fee of the above transactions payable for the financial year ending 31 December 2003 will be approximately HK$4,845,000, which represents 0.0818% of the book value of the Company's NTA as disclosed in the latest published audited accounts of the Company made up to 31 December 2002.

Details of the above agreements A(a), A(b), B(a) and B(b) as required under Rule 14.25(1)(A) to (D) of the Listing Rules were disclosed in the Company's Annual Report 2002.

REASONS FOR THE ONGOING TRANSACTIONS

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and on-line publications in Hong Kong. The Group also involves in retailing, video and film post-production and property investment through its subsidiaries in Hong Kong.

Kerry Logistics is principally engaged in the provision of logistics services including warehousing, inventory management and delivery for supply and retail chains in Hong Kong. Through its modern e-fulfillment centre at the Kerry Cargo Centre in Hong Kong, Kerry Logistics is able to provide seamless centralized replenishment operation for the subsidiaries of the Company. The management of the Group considered Kerry Logistics to be a reputable provider of the Logistics Services in Hong Kong.

Kerry Distribution is principally engaged in the provision of transportation and distribution services in Hong Kong. The management of the Group considered Kerry Distribution to be a reputable provider of the Transportation and Distribution Services in Hong Kong.

By engaging Kerry Logistics and Kerry Distribution to provide Logistics Services and Transportation and Distribution Services, the subsidiaries of the Company will be able to reduce significant amount of relevant administrative and overhead costs or to increase efficiency and reliability in serving their outlets and customers.

WAIVER APPLICATION

The ongoing transactions are envisaged to take place on a continuing basis. While the necessity of future similar arrangements will depend on the prevailing business needs of the Group and Kerry Group, it is anticipated that subsidiaries of the Company will continue to engage subsidiaries of Kerry Group to provide the Services (including the ongoing transactions, the "Transactions"). The Transactions are and will be regarded as connected transactions for the Company under the Listing Rules. The Directors, including independent non-executive Directors, of the Company are of the view that the Transactions are and will be on normal commercial terms and fair and reasonable so far as the Company and the shareholders of the Company are concerned and in the interest of the Company and the shareholders of the Company as a whole.

Based on the aggregate amount of services fees of HK$933,000 paid for the Logistics Services and HK$7,071,000 paid for the Transportation and Distribution Services for the financial year ended 31 December 2002 and the estimated aggregate amount of services fees of approximately HK$2,419,000 payable for the Logistics Services and approximately HK$4,845,000 payable for the Transportation and Distribution Services for the financial year ending 31 December 2003, the Directors of the Company anticipate that the aggregate annual service fee to be paid by the subsidiaries of the Company in respect of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services will, in each case, be less than 3% of the book value of the Company's NTA in each of the relevant financial years or HK$10 million, whichever is the higher. It would be impracticable and unduly burdensome for the Company to make separate press announcements on each occasion such requirements arise.

Accordingly, the Company applied for the conditional waiver from the Stock Exchange from complying the disclosure requirements as stipulated under Rule 14.25 of the Listing Rules in respect of the Transactions on each occasion such requirements arise be extended to the financial years ending 31 December 2004 and 2005 respectively, such that the Transactions need only be disclosed in the respective published annual reports and accounts of the Company and no press announcement will be required on the conditions that the aggregate amount of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services for each financial year shall not exceed 3% of the book value of the Company's NTA in the relevant financial year or HK$10 million, whichever is the higher.

The waiver is also subject to the following conditions:

1. the Transactions shall be :
   (a) entered into by the Group in the ordinary and usual course of its business;
   (b) conducted on normal commercial terms or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available from independent third parties as appropriate; and
   (c) in accordance with the relevant agreements on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interest of the Company as a whole;
2. the aggregate amount of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services for each financial year shall, in each case, not exceed 3% of the book value of the Company's NTA in the relevant financial year or HK$10 million, whichever is the higher (the "Relevant Cap Amount");
3. the independent non-executive Directors of the Company shall review the Transactions annually and confirm in the Company's annual report for each of the relevant financial year that the Transactions have been conducted in the manner as stated in paragraphs 1 and 2 above;
4. the auditors of the Company shall review annually the Transactions and confirm by way of a letter addressed to the Board of Directors of the Company and a copy to the Stock Exchange stating that:
   (a) the Transactions have been approved by the Board of Directors of the Company;
   (b) the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions or (where there is no such agreements) on terms no less favourable than terms available to or from independent third parties; and
   (c) the aggregate value of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services does not exceed, in each case, the Relevant Cap Amount as stated in paragraph 2 above; and
   (d) the Transactions are in accordance with the pricing policy of the Group

   and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange immediately; and
5. details of the Transactions in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for the relevant years whilst the Transactions subsist together with a confirmation of the independent non-executive Directors of the Company referred to in paragraph 3 above.

If any of the values of the Transactions exceed the relevant annual Cap Amount as referred to in condition (2) above or if any terms of the agreements or arrangements related to the Transactions are materially altered (unless as provided for under the terms of the relevant agreement or arrangement) or if the Group enters into any new agreements or arrangements with any connected persons in the future, the Company will comply in full with all the relevant provisions of Chapter 14 of the Listing Rules dealing with connected transactions.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the waiver on transactions of the kind to which the Transactions belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company will take immediate steps to ensure compliance with such requirements within a reasonable time.

DEFINITIONS

"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed in the Main Board of the Stock Exchange
"Directors"	Directors of the Company, including independent non-executive Directors
"Group"	Company and its subsidiaries
"Kerry Distribution"	Kerry Distribution (Hong Kong) Limited, a subsidiary of Kerry Properties Limited which is a subsidiary of Kerry Group Limited (a substantial shareholder of the Company)
"Kerry Group"	Kerry Group Limited, a substantial shareholder of the Company (as defined in the Listing Rules), and its subsidiaries
"Kerry Logistics"	Kerry Logistics (Hong Kong) Limited, a subsidiary of Kerry Properties Limited which is a subsidiary of Kerry Group Limited (a substantial shareholder of the Company)
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Logistics Services"	Logistics services including warehousing, inventory management, delivery and related services
"NTA"	Net tangible assets as disclosed in the latest published audited consolidated accounts of the Company
"SCMP Book Publishing"	SCMP Book Publishing Limited, a wholly-owned subsidiary of the Company
"SCMP Publishers"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company
"SCMP Retailing"	SCMP Retailing (HK) Limited, a wholly-owned subsidiary of the Company
"Services"	Services provided and to be provided by subsidiaries of Kerry Group relating to Logistics Services and Transportation and Distribution Services and services of similar nature
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transportation and Distribution Services"	Transportation and distribution services

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 3 October 2003

* *for identification purpose only.*

SCMP Group Limited

SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

持續關連交易

本公司之附屬公司不時委聘Kerry Group之附屬公司提供物流服務、運輸和配送服務及類似性質之服務。根據上市規則，此等交易被及將被視為本公司之關連交易。聯交所已給予本公司有條件豁免，豁免該等交易於截至二零零三年十二月三十一日止之三個財務年度期間，每次交易發生時無須依照上市規則第14.25條規定作出資料披露。本公司於二零零一年十一月一日刊登之新聞通告已披露該等交易及豁免之詳情。

本公司董事(包括獨立非執行董事)認為就本公司及其股東而言，該等交易屬及將屬一般商業條款，皆為公平及合理，且符合本公司及其股東之整體利益。因此，本公司向聯交所申請延續有條件豁免，豁免該等交易於截至二零零四年十二月三十一日及二零零五年十二月三十一日止之財務年度期間，每次交易發生時無須依照上市規則第14.25條規定作出資料披露。

持續交易

本公司之附屬公司不時委聘Kerry Group之附屬公司提供物流服務、運輸和配送服務及類似性質之服務，以下為此等交易之摘要。Kerry Group Limited於二零零三年六月三十日持有約38.10%本公司已發行股本，為本公司之主要股東(定義見上市規則)，因此Kerry Group之公司為本公司之關連人士(定義見上市規則)，根據上市規則，此等交易構成本公司之關連交易。

甲、物流服務

(a) 博益出版與嘉里物流於二零零一年十一月三日訂立一項協議。根據該協議，博益出版委聘嘉里物流於二零零一年十月十九日至二零零二年十月十八日止一年期間，為其提供物流服務。根據分別於二零零二年十月五日及二零零二年十二月三十日訂立之延長服務協議，雙方同意按相同之條款及條件，延續該協議之服務期約兩個半月至二零零二年十二月三十一日，及後再延續兩個月至二零零三年二月二十八日。博益出版與嘉里物流於二零零三年三月二十五日訂立一項新協議，雙方同意於二零零三年三月一日至二零零四年二月二十九日止一年期間延續該物流服務。服務費將按所提供之物流服務訂定。預期該安排於二零零四年二月二十九日後將繼續，而該協議將會視乎當時之業務需要，在雙方同意下續期，服務費將按所提供之服務，並參照屆時市場情況訂定。

(b) 南華早報零售與嘉里物流於二零零二年九月十六日訂立一項協議。根據該協議，南華早報零售委聘嘉里物流於二零零二年十月一日至二零零三年九月三十日止一年期間，為其提供物流服務。根據於二零零三年九月二十九日訂立之延長服務協議，雙方同意按相同之條款及條件，延續該協議之服務期一個月至二零零三年十月三十一日。服務費將按所提供之物流服務訂定。預期該安排於二零零三年十月三十一日後將繼續，而該協議將會視乎當時之業務需要，在雙方同意下續期，服務費將按所提供之服務及店舖數目，並參照屆時市場情況訂定。

截至二零零二年十二月三十一日止財務年度，上述交易所支付之總服務費為933,000港元，佔本公司最近期刊發截至二零零二年十二月三十一日止之經審核賬目報告內所披露之本公司有形資產淨值之賬面值0.0158%。

預計截至二零零三年十二月三十一日止財務年度，上述交易將支付之總服務費約為2,419,000港元，佔本公司最近期刊發截至二零零二年十二月三十一日止之經審核賬目報告內所披露之本公司有形資產淨值之賬面值0.0408%。

乙、運輸和配送服務

(a) 南華早報出版與嘉里配送於二零零一年八月十五日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零一年八月十五日至二零零二年八月十四日止一年期間，為其提供運輸和配送服務。根據一項於二零零二年八月十九日訂立之新協議，雙方同意於二零零二年八月十五日至二零零三年八月十四日止一年期間延續該運輸和配送服務。南華早報出版與嘉里配送已協定於二零零三年四月一日提前終止該協議。嘉里配送按下述新協議為南華早報出版繼續提供運輸和配送服務。

(b) 南華早報出版與嘉里配送於二零零二年八月十九日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零二年五月三十一日至二零零四年五月三十日止兩年期間，為其提供每日報章配送前期服務。南華早報出版與嘉里配送已協定於二零零三年四月一日提前終止該協議。嘉里配送按下述新協議為南華早報出版繼續提供服務。

(c) 南華早報出版與嘉里配送於二零零三年二月二十七日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零三年四月一日至二零零五年三月三十一日止兩年期間，為其提供香港島及九龍區學校報章派送服務。服務費將按所提供之報章派送服務及學校派送地點訂定。

(d) 南華早報出版與嘉里配送於二零零三年二月二十七日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零三年四月一日至二零零五年三月三十一日止兩年期間，為其提供香港新界區學校報章派送服務。服務費將按所提供之報章派送服務及學校派送地點訂定。

(e) 南華早報出版與嘉里配送於二零零三年三月二十七日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零三年四月一日至二零零五年三月三十一日止兩年期間，為其提供香港指定客戶報章派送服務。服務費將按所提供之報章派送服務訂定。

(f) 南華早報出版與嘉里配送於二零零三年三月二十九日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零三年四月一日至二零零五年三月三十一日止兩年期間，為其提供香港分銷商報章派送服務。服務費將按所提供之報章派送服務訂定。

(g) 南華早報出版與嘉里配送於二零零三年三月三十一日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零三年四月一日至二零零五年三月三十一日止兩年期間，為其提供香港辦事處往來文件收集及派送服務。服務費將按所提供之往來文件收集及派送服務訂定。

(h) 南華早報出版與嘉里配送於二零零三年三月三十一日訂立一項協議。根據該協議，南華早報出版委聘嘉里配送於二零零三年四月一日至二零零五年三月三十一日止兩年期間，於香港新界大埔南華早報中心地面上落貨區為其提供配送前期服務。服務費將按所提供之配送前期服務訂定。

如上文所述，上述乙(a)項及乙(b)項之交易已終止，其餘交易則持續。

截至二零零二年十二月三十一日止財務年度，上述交易所支付之總服務費為7,071,000港元，佔本公司最近期刊發截至二零零二年十二月三十一日止之經審核賬目報告內所披露之本公司有形資產淨值之賬面值0.1194%。

預計截至二零零三年十二月三十一日止財務年度，上述交易將支付之總服務費約為4,845,000港元，佔本公司最近期刊發截至二零零二年十二月三十一日止之經審核賬目報告內所披露之本公司有形資產淨值之賬面值0.0818%。

上述甲(a)、甲(b)、乙(a)及乙(b)協議之詳情已依照上市規則第14.25(1)(A)條至(D)條的規定於本公司二零零二年年報內披露。

進行持續交易之原因

本公司為投資控股公司，主要業務包括在香港出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及網上刊物。本集團亦透過其附屬公司在香港經營零售、錄像及影片後期製作以及物業投資等業務。

嘉里物流之主要業務為向香港之供應商及零售連鎖店提供包括貨物存倉、貨存數量管理及交付之物流服務。通過其設於香港嘉里貨運中心內之現代化電子交易履行方案中心，嘉里物流能為本公司之附屬公司提供完善及統一之補給運作。本集團管理層認為嘉里物流是於香港享有良好聲譽之物流服務提供者。

嘉里配送之主要業務為於香港提供運輸和配送服務。本集團管理層認為嘉里配送是於香港享有良好聲譽之運輸和配送服務提供者。

由嘉里物流和嘉里配送提供物流服務及運輸和配送服務，本公司之附屬公司可大幅度減低相關行政及其他成本費用，或提高效率及更有效地服務各銷售點及顧客。

申請豁免

預期持續之交易將繼續進行，而日後對相類似安排之需求將視乎本集團及Kerry Group當時之業務需要，預計本公司之附屬公司將繼續委聘Kerry Group之附屬公司提供服務(包括持續交易，統稱「該等交易」)。根據上市規則，該等交易被及將被視為本公司之關連交易。本公司董事(包括獨立非執行董事)認為就本公司及其股東而言，該等交易屬及將屬一般商業條款，皆為公平及合理，且符合本公司及其股東之整體利益。

基於截至二零零二年十二月三十一日止財務年度，物流服務所支付之總服務費為933,000港元，運輸和配送服務所支付之總服務費為7,071,000港元，及預計於截至二零零三年十二月三十一日止財務年度，物流服務將支付之總服務費約為2,419,000港元，運輸和配送服務將支付之總服務費約為4,845,000港元，本公司董事預期，本公司之附屬公司就該等交易下物流服務類別及運輸和配送服務類別分別將支付之年度服務費，將不超過本公司於相關財務年度本公司有形資產淨值賬面值之3%或10,000,000港元，以較高數額為準。就每次交易分別刊登新聞通告對本公司構成不切實況及不適當之負擔。

因此，本公司向聯交所申請延續有條件豁免，豁免該等交易於分別截至二零零四年十二月三十一日及二零零五年十二月三十一日止之財務年度期間，每次該等交易發生時無須依照上市規則第14.25條規定作出資料披露。於該等財務年度內，該等交易下物流服務類別及運輸和配送服務類別分別之總交易額不超過本公司於相關財務年度有形資產淨值賬面值之3%或10,000,000港元，以較高數額為準，該等交易則只須於本公司分別刊發之年報內披露，而無須刊登新聞通告。

豁免亦須符合下列條件：

1. 該等交易將會：
   (a) 由本集團在正常及一般業務運作中進行；
   (b) 按正常的商業條款進行，或如沒有足以相比較之交易來判斷該等條款是否屬正常商業條款，則以不遜於由獨立第三方提供之條款為準下進行；及
   (c) 按有關協議之條款進行，而該等條款就本公司之股東而言，為公平和合理及合符本公司之整體利益；
2. 該等交易之物流服務類別及運輸和配送服務類別分別之總交易額將不超過本公司於相關財務年度有形資產淨值賬面值之3%或10,000,000港元，以較高數額為準(「金額上限」)；
3. 本公司之獨立非執行董事將每年審閱該等交易，並於本公司相關之財務年度年報內確認該等交易乃按上文第1段及第2段所述方式進行；
4. 本公司之核數師將每年審閱該等交易，並向本公司董事會出具信函，該信函副本送交聯交所，以確認：
   (a) 該等交易已獲本公司董事會批准；
   (b) 該等交易乃按相關協議之條款進行，或(若未有此等協議)不遜於由獨立第三方提供之條款進行；及
   (c) 該等交易下，物流服務類別及運輸和配送服務類別分別之總交易金額不超過上文第2段所述之金額上限；及
   (d) 該等交易符合本集團之訂價政策；

   核數師以任何理由拒絕接受上述聘用或未能提供上述信函，本公司董事將即時聯絡聯交所；及
5. 該等交易持續之期間，於本公司相關年度的年報內，依照上市規則第14.25(1)(A)條至(D)條規定披露該等交易之詳情，及本公司獨立非執行董事就上述第3段所作之確認。

倘若該等交易下，物流服務類別及運輸和配送服務類別分別之總交易金額超出上文第2段所述之每年金額上限，或該等交易相關協議或安排之條款有重大改變(相關協議或安排已有規定除外)，或本集團日後與任何關連人士訂立新協議或安排，本公司將全面遵守監管關連交易之上市規則第14章的條文。

倘若上市規則日後有所修訂，實施較取得交易豁免之日更為嚴格的規定(其中包括但不限於該等交易必須待獲得本公司之獨立股東批准方可實行之規定)，本公司將立即採取行動，以確保於合理時間內遵循該等規定。

釋義

「本公司」	SCMP Group Limited，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	本公司之董事，包括獨立非執行董事
「本集團」	本公司及其附屬公司
「嘉里配送」	嘉里配送(香港)有限公司，嘉里建設有限公司之附屬公司。後者則為本公司主要股東Kerry Group Limited之附屬公司
「Kerry Group」	Kerry Group Limited，本公司之主要股東(定義見上市規則)，及其附屬公司
「嘉里物流」	嘉里物流(香港)有限公司，嘉里建設有限公司之附屬公司。後者則為本公司主要股東Kerry Group Limited之附屬公司
「上市規則」	香港聯合交易所有限公司證券上市規則
「物流服務」	物流服務，包括貨物存倉、貨存數量管理、交付及有關之服務
「有形資產淨值」	本公司最近期刊發之經審核賬目報告內所披露之本公司有形資產淨值
「博益出版」	博益出版(集團)有限公司，本公司之全資附屬公司
「南華早報出版」	南華早報出版有限公司，本公司之全資附屬公司
「南華早報零售」	南華早報零售有限公司，本公司之全資附屬公司
「服務」	由Kerry Group之附屬公司提供及將提供有關物流服務及運輸和配送服務以及類似性質之服務
「聯交所」	香港聯合交易所有限公司
「運輸和配送服務」	運輸和配送服務

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香港，二零零三年十月三日

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